UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALADDIN KNOWLEDGE SYSTEMS LTD.

(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per share

(Title of Class of Securities)

M0392N101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0392N101

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 740,587

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 740,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,587

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. M0392N101

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 740,587

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 740,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,587

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. M0392N101

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 740,587

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 740,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 740,587

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Aladdin Knowledge Systems Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel

Item 2.
	(a)	Name of Person Filing Discovery Group I, LLC (“Discovery Group”) Daniel J. Donoghue, a Managing Member of Discovery Group Michael R. Murphy, a Managing Member of Discovery Group
	(b)	Address of Principal Business Office or, if none, Residence Discovery Group, Mr. Donoghue, and Mr. Murphy are all located at: 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606
	(c)	Citizenship Discovery Group is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities Ordinary Shares, nominal value $.01 New Israeli Shekels per share
	(e)	CUSIP Number M0392N101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Discovery Group — 740,587 Mr. Donoghue — 740,587 Mr. Murphy — 740,587
(b)

Percent of class:

Discovery Group — 5.3%
Mr. Donoghue — 5.3%
Mr. Murphy — 5.3%

The foregoing percentages are based on 13,884,856 shares of Ordinary Shares of the Issuer identified in Item 1 outstanding as of June 30, 2008, as reported in the Schedule 13D filed by Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C., and Alexander R. Slusky on August 7, 2008 based on information provided by the Issuer on July 22, 2008.  Note: as reported in the Issuer’s most recent Annual Report on Form 20-F for the year ended December 31, 2007, there were 14,786,187 shares of Ordinary Shares outstanding as of December 31, 2007.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote Discovery Group — 740,857 Mr. Donoghue — 740,857 Mr. Murphy — 740,857
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of Discovery Group — 740,857 Mr. Donoghue — 740,857 Mr. Murphy — 740,857

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Discovery Group.  Such discretionary clients are entitled to receive all dividends from, and proceeds from the sale of, those shares.  None of those discretionary clients, to the knowledge of Discovery Group, Mr. Donoghue or Mr. Murphy, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2009
Date

DISCOVERY GROUP I, LLC

Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of January 12, 2009, by and among Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.